UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For July 20, 2009

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Item 8.01 Other Event.

On July 20, 2009, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”), issued a press release announcing that the Company has received a Memorandum and Order (the "Order") from the United States District Court for the Southern District of New York regarding the shareholder class action suit.

On March 14, 2008, a Consolidated Amended Class Action Complaint (the "Complaint") was filed against the Company, certain of its present and former officers, directors, and shareholders, and the underwriters for the Company's December 19, 2006 initial public offering (collectively, the "defendants"), alleging that the Registration Statement and Prospectus contained materially false and misleading information in violation of federal securities laws. The defendants filed motions to dismiss the Complaint on May 14, 2008.

At this preliminary stage of the litigation, the Court is required to assume that the facts alleged by the plaintiffs are true and must draw all reasonable inferences in the plaintiffs' favor. Applying that standard, the Court granted the defendants' motions in part and denied them in part. The Court dismissed plaintiffs' claims to the extent they were based upon the Company's alleged failure to disclose the DMT arbitration proceeding. The Court also dismissed certain of plaintiffs' claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

The Court sustained plaintiffs' remaining claims. However, the Court noted that the defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

Now that the motions to dismiss have been ruled upon, the defendants must submit responsive pleadings to the Complaint and discovery will proceed.

A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits
99.1	Press Release dated July 20, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: July 21, 2009